UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number
__001-15941
INNOVARO INC.
_______________________________________________________________
(Exact name of registrant as specified in its charter)

410 S. Ware Boulevard, Suite 619C, Tampa, FL 33619
________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant?s principal executive offices)
Common Shares, no par value	Preferred Shares, no par value
________________________________________________________________
(Title of each class of securities covered by this Form)

NONE
________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) X  Rule 12g-4(a)(2)   Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)   Rule 15d-6  Rule 15d-22(b)
Approximate number of holders of record as of the certification or notice date:  55
Pursuant to the requirements of the Securities Exchange Act of 1934, INNOVARO, INC. (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  March 13, 2017     By:  L. John Loomis, Chairman & CEO